                                                                   Exhibit 13.2

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10-Q

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
       For the Quarterly Period Ended June 30, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number 0-27150

                               ------------------

                            PathoGenesis Corporation
             (Exact name of Registrant as specified in its charter)

             Delaware                                 91-1542150
 (State or other jurisdiction of                   (I.R.S. Employer
   incorporation or organization)                Identification Number)

     201 Elliott Avenue West, Seattle, Washington         98119
       (Address of Principal Executive Offices)         (Zip Code)

       Registrant's telephone number, including area code: (206) 467-8100

                               ------------------

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No
                                             ---   ---

On August 9, 2000, the registrant had an aggregate of 16,616,860 shares of Common Stock issued and outstanding.

                                     PART I

                              FINANCIAL INFORMATION

                            PathoGenesis Corporation
                Condensed Consolidated Balance Sheets (Unaudited)

Item 1.     Financial statements



                                                                                           JUNE 30, 2000      DECEMBER 31, 1999
                                                                                           -------------      -----------------



ASSETS
Current assets:
    Cash and cash equivalents....................................................             $  4,605,575         $  10,456,031
    Investment securities........................................................               34,654,928            34,549,738
    Accounts receivable, net.....................................................                8,914,111             6,038,299
    Interest receivable..........................................................                  359,555               442,676
    Inventories..................................................................               13,214,650            14,613,385
    Other........................................................................                2,125,450             2,110,610
                                                                                              ------------         -------------
              Total current assets...............................................               63,874,269            68,210,739
                                                                                              ------------         -------------

Property and equipment, at cost:
    Land.........................................................................                2,846,813             3,030,938
    Building and improvements....................................................                1,366,470             1,454,850
    Leasehold improvements.......................................................               10,064,385             9,735,242
    Furniture and equipment......................................................               18,213,760            16,948,235
                                                                                              ------------         -------------

                                                                                                32,491,428            31,169,265
    Less accumulated depreciation and amortization...............................               14,918,490            12,957,926
                                                                                              ------------         -------------

              Net property and equipment.........................................               17,572,938            18,211,339
                                                                                              ------------         -------------

License rights, net..............................................................               13,105,916            13,591,321
Other assets.....................................................................                3,277,261               823,519
                                                                                              ------------         -------------

    Total assets.................................................................            $  97,830,384         $ 100,836,918
                                                                                             =============         =============


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable.............................................................             $    891,341          $  1,668,775
    Compensation and benefits....................................................                2,769,426             2,524,184
    Clinical development costs...................................................                1,262,256             1,391,383
    Accrued royalties............................................................                  968,634               906,629
    Other accrued expenses.......................................................                2,418,478             2,781,644
    Current portion of long-term liability.......................................                   99,717             5,149,847
                                                                                              ------------          ------------
              Total current liabilities..........................................                8,409,852            14,422,462
                                                                                              ------------          ------------
Long-term liability, net of current portion......................................                2,557,308                    --

Stockholders' equity:
    Preferred stock, $0.01 par value. Authorized
     1,000,000 shares; none issued and outstanding...............................                       --                    --
    Common stock, $0.001 par value.
          Authorized 60,000,000 shares; 16,570,131 shares and 16,451,530 shares issued and outstanding at June 30, 2000 and
          December 31, 1999, respectively........................................                   16,570                16,452
    Additional paid-in capital...................................................              196,225,141           194,641,919
    Deferred compensation........................................................                 (298,882)             (526,199)
    Accumulated other comprehensive loss.........................................                 (833,161)             (582,036)
    Accumulated deficit..........................................................             (108,246,444)         (107,135,680)
                                                                                              ------------          ------------

    Total stockholders' equity...................................................               86,863,224            86,414,456
                                                                                              ------------          ------------

    Total liabilities and stockholders' equity...................................             $ 97,830,384          $100,836,918
                                                                                              ============          ============


                             See accompanying notes.

                            PathoGenesis Corporation
           Condensed Consolidated Statements of Operations (Unaudited)


                                                                 Three Months Ended                     Six Months Ended
                                                                      June 30,                              June 30,
                                                                      --------                              --------
                                                              2000                1999               2000              1999
                                                              ----                ----               ----              ----

Revenues:
    Sales........................................            $20,186,362         $14,065,449        $39,561,109      $24,121,584
    Grants and royalties.........................                201,783             235,600            375,467          439,863
                                                             -----------         -----------        -----------      -----------
    Total revenues...............................             20,388,145          14,301,049         39,936,576       24,561,447
Operating expenses:
    Cost of sales................................              3,430,479           2,546,929          6,876,378        4,748,990
    Research and development.....................              9,477,999           7,478,589         18,037,859       14,319,058
    Selling, general and administrative..........              8,681,665           7,202,059         17,029,467       13,739,630
                                                             -----------         -----------        -----------      -----------
        Total operating expenses.................             21,590,143          17,227,577         41,943,704       32,807,678
                                                             -----------         -----------        -----------      -----------
        Operating loss...........................             (1,201,998)         (2,926,528)        (2,007,128)      (8,246,231)
                                                             -----------         -----------        -----------      -----------
Other income (expense):
    Investment income, net.......................                600,806             696,021          1,272,558        1,523,221
    Interest expense.............................                (74,124)           (183,289)          (184,463)        (401,669)
    Other expense................................                (67,107)            (85,804)          (191,731)        (112,584)
                                                             -----------         -----------        -----------      -----------

        Net other income.........................                459,575             426,928            896,364        1,008,968
                                                             -----------         -----------        -----------      -----------
        Net loss.................................            $  (742,423)        $(2,499,600)       $(1,110,764)     $(7,237,263)
                                                             ============        ============       ============     ===========

Loss per common share-
    basic and diluted............................            $     (0.04)        $     (0.15)       $     (0.07)     $     (0.44)
                                                             ============        ============       ============     ===========


Weighted average common shares outstanding-
    basic and diluted............................             16,559,486          16,394,038         16,523,793       16,386,475



                             See accompanying notes.

                            PathoGenesis Corporation
           Condensed Consolidated Statements of Cash Flows (Unaudited)



                                                                                                Six Months Ended
                                                                                                    June 30,
                                                                                                    --------
                                                                                               2000             1999
                                                                                               ----             ----


Cash flows from operating activities:
Net loss..........................................................................        $ (1,110,764)    $ (7,237,263)

Adjustments to reconcile net loss to net cash used in operating activities:
       Depreciation and amortization..............................................           1,987,105        1,682,856
       Amortization of license rights.............................................             485,405          485,404
       Amortization of discount on long-term liability............................             183,486          388,520
       Compensation expense from stock options....................................             302,317          230,479
       Loss on sale of property and equipment.....................................                  --           33,489
       Change in certain assets and liabilities:..................................
             Accounts receivable..................................................          (2,883,318)       6,511,087
             Interest receivable..................................................              83,121           88,262
             Inventories..........................................................           1,397,740       (5,744,136)
             Other current assets.................................................             (11,483)       1,568,842
             Other assets.........................................................              86,365         (860,297)
             Accounts payable.....................................................            (769,051)        (786,371)
             Compensation and benefits............................................             245,242         (809,608)
             Clinical development costs...........................................            (128,102)         237,192
             Accrued royalties....................................................              62,005         (216,303)
             License payable......................................................                  --       (2,000,000)
             Other accrued expenses...............................................            (356,744)         (31,681)
                                                                                         -------------     ------------
             Net cash used in operating activities................................            (426,676)      (6,459,528)
                                                                                         -------------     ------------

Cash flows from investing activities:.............................................
   Purchases of investment securities.............................................         (34,618,307)     (16,163,747)
   Sales of investment securities.................................................          34,564,737       25,675,369
   Purchases of property and equipment............................................          (1,692,916)      (2,171,234)
   Investment in AeroGen, Inc.....................................................          (2,500,000)              --
                                                                                         -------------     ------------

             Net cash provided by (used in) investing activities..................          (4,246,486)       7,340,388
                                                                                         -------------     ------------

Cash flows from financing activities:.............................................
   Proceeds from issuance of common stock in connection
       with employee stock purchase plan..........................................             562,186          353,069
   Stock option and warrant exercises.............................................             829,168          440,848
   Payment of long-term liability.................................................          (5,333,333)      (5,333,333)
   Proceeds from loan.............................................................           2,655,314               --
   Other..........................................................................             116,986               --
                                                                                         -------------     ------------

             Net cash used in financing activities................................          (1,169,679)      (4,539,416)
                                                                                         -------------     ------------

Effect of exchange rate changes on cash...........................................              (7,615)              --
                                                                                         -------------     ------------

             Net decrease in cash and cash equivalents............................          (5,850,456)      (3,658,556)

Cash and cash equivalents at beginning of period..................................          10,456,031        8,139,153
                                                                                         -------------     ------------

Cash and cash equivalents at end of period........................................         $ 4,605,575      $ 4,480,597
                                                                                           ===========      ===========


                             See accompanying notes.

                            PathoGenesis Corporation

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                             JUNE 30, 2000 AND 1999

(1)     BASIS OF PRESENTATION

        We have prepared the accompanying condensed consolidated financial statements of PathoGenesis Corporation and subsidiaries and these notes in accordance with Securities and Exchange Commission rules and regulations for interim financial statements. As permitted by those rules and regulations, we have condensed or omitted certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles. You should read the accompanying condensed consolidated financial statements and these notes in conjunction with our audited consolidated financial statements for 1999 included in our annual report on Form 10-K.

        The information furnished reflects, in the opinion of our management, all adjustments, consisting only of normal recurring items, necessary for a fair presentation of the results for the interim periods presented. Interim results are not necessarily indicative of results for a full year.

(2)     INVENTORIES

        Inventories are stated at the lower of cost, as determined by the first-in, first-out method, or market. Inventories consisted of the following:



                                                                           June 30, 2000                  December 31, 1999
                                                                           -------------                  -----------------


Finished goods                                                               $ 2,692,793                     $ 2,433,718
Work in progress                                                               2,257,202                       2,907,128
Raw materials and supplies                                                     8,264,655                       9,272,539
                                                                             -----------                     -----------

                                                                             $13,214,650                     $14,613,385
                                                                             ===========                     ===========



LOSS PER COMMON SHARE

        We have not included options and warrants to purchase 4,041,116 and 3,466,900 shares of common stock that were outstanding during the second quarter of 2000 and 1999, respectively, in the computation of diluted loss per share because the representative share increments would be antidilutive. For the same reason, we have not included options and warrants to purchase 4,031,844 and 3,527,957 shares of common stock that were outstanding during the six-month period ended June 30, 2000 and 1999, respectively, in the computation of diluted loss per share.

(4)     COMPREHENSIVE LOSS

        Total comprehensive loss amounted to $946,065 and $2,690,887 for the second quarters of 2000 and 1999, respectively. Total comprehensive loss for the six- month periods ended June 30, 2000 and 1999 amounted to $1,361,889 and $7,560,946, respectively. Our other comprehensive income (loss) is comprised of unrealized gains and losses on available-for-sale investment securities and foreign currency translation adjustments.

(5)     BUSINESS SEGMENTS

        In 1998, we adopted Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 requires an enterprise to report segment information based on how management internally evaluates the operating performance of its business units (segments). Our operations are confined to one business segment, the development of drugs to treat chronic infectious diseases.

        The following geographic information includes sales revenue based on product shipment destination:


                                                                 Three Months Ended               Six Months Ended
                                                                 June 30,                         June 30,
                                                                 --------                         --------
                                                                 2000             1999            2000             1999
                                                                 ----             ----            ----             ----


United States                                                    $18,127,209     $13,648,123      $35,328,031      $23,511,392
Rest of world                                                      2,059,153         417,326        4,233,078          610,192
                                                                 -----------     -----------      -----------      -----------
  Total                                                          $20,186,362     $14,065,449      $39,561,109      $24,121,584
                                                                 ===========     ===========      ===========      ===========



(6)     COLLABORATION AND INVESTMENT AGREEMENTS

        In January 2000, we entered into a collaboration with Chiron Corporation to discover and develop new antibiotics. The collaboration combines Chiron's combinatorial chemistry library and expertise in high-throughput screening with our strengths in bacterial target discovery and antibiotic development, as well as our knowledge of the Pseudomonas aeruginosa genome. The focus of this collaboration is on the discovery of novel treatments for infectious diseases, specifically antibiotics with new mechanisms of action to address serious medical needs, such as antibiotic resistance.

        In March 2000, we entered into an agreement with AeroGen, Inc. to collaborate on the development and registration of a product combining TOBI and AeroGen's hand-held, portable AeroDose Inhaler. Our goal is to reduce TOBI's delivery time from 15-20 minutes to 5-10 minutes or less. Under the development and supply agreement, we will reimburse AeroGen for costs incurred in developing the AeroDose Inhaler and will obtain worldwide exclusive distribution rights to the product. AeroGen will receive royalties on all product sales. Under a separate agreement, we invested $2.5 million in convertible preferred stock of privately held AeroGen. This investment is included in other assets and accounted for under the cost method.

(7)     LOAN AGREEMENT

        In June 2000, we secured a loan from Lloyds TSB Bank PLC in the amount of (Pounds)1,750,000 ($2,655,314) to finance the land and building occupied by PathoGenesis Limited, a wholly owned subsidiary of PathoGenesis Corporation. This loan is to be repaid in 180 consecutive monthly installments, with interest payable at the bank's base rate plus 1.5% (7.5% at June 30, 2000).

(8)     LEGAL PROCEEDINGS

        On February 18, 2000, the United States District Court for the Western District of Washington dismissed with prejudice all eight consolidated putative class action lawsuits that had been filed in March and April 1999 against PathoGenesis Corporation, our chief executive officer and our chief financial officer. The eight consolidated lawsuits purported to allege claims on behalf of all purchasers of PathoGenesis common stock during the period January 15, 1999 to March 22, 1999. Plaintiffs had claimed that the company and the officers violated certain provisions of the federal securities laws by making statements in early 1999 regarding the company's 1998 financial results. The court's order dismissed the consolidated cases and bars plaintiffs from filing another lawsuit on the matter. Plaintiffs have appealed the dismissal order to the United States Court of Appeals for the Ninth Circuit. We intend to defend the appeal vigorously. Although we cannot ascertain the ultimate outcome of the appeal at this time or predict with certainty the results of legal proceedings, we currently believe that the resolution of the appeal will not have a material adverse effect on our financial position or results of operations.

(9)     SUBSEQUENT EVENT

        On August 13, 2000, we entered into an agreement with Chiron Corporation for Chiron to acquire all of the outstanding common stock of PathoGenesis for approximately $700 million or $38.50 per share. The transaction will be in the form of a cash tender offer, which is expected to close in the third or fourth quarter, subject to customary closing conditions including necessary regulatory approvals. The transaction has been approved by the board of directors of each company.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

        In addition to historical information, this quarterly report on Form 10-Q contains forward-looking statements. You may identify these forward-looking statements by the use of such words as "believe," "anticipate," "expect," "plan" and "intend," among others. Since these statements are based on factors that involve risks and uncertainties, they do not necessarily indicate what our actual future results will be, and results may vary from quarter to quarter. Important factors that could cause or contribute to material differences between our actual results and the results expressed or implied by the forward-looking statements include, but are not limited to, those discussed in "Item 1. Business," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our annual report on Form 10-K for 1999, and in Exhibit 99.1 to the Form 10-K. These factors include, but are not limited to, uncertainties related to the fact that PathoGenesis only began commercial operations in 1998, its dependence on TOBI(R) (tobramycin solution for inhalation), the degree of penetration of its markets and frequency of TOBI's use by patients, risks associated with marketing TOBI in international markets, third party reimbursement and product pricing, seasonal impacts on hospitalizations or exacerbations experienced by patients, variability in wholesaler ordering patterns, drug development and clinical trials, uncertain outcome of the U.S. and international drug approval process, competition and alternative therapies. We cannot assure you that TOBI -- which is currently our only product -- will penetrate markets as planned, that our development of TOBI for other uses will succeed or occur within anticipated time frames, or that we will develop any of our other drug candidates successfully.

Results of Operations

        Three Months Ended June 30, 2000 and 1999

        Revenues. Revenues in the second quarter of 2000 totaled $20.4 million, including $20.2 million from TOBI sales. Revenues for the corresponding period in 1999 were $14.3 million, with $14.1 million from sales of TOBI. Significant contributors to this growth in sales are continuing penetration of the U.S. cystic fibrosis market and increased use of TOBI among patients with other serious lung infections. In addition, TOBI sales in international markets have increased significantly, and now account for approximately 10% of our total sales. International sales revenue totaled $2.1 million in the second quarter of 2000, compared to $417,000 for the corresponding period in 1999. We expect sales to continue to increase in the third and fourth quarters of 2000 as the use of TOBI expands both in the U.S. and internationally.

        Operating Expenses. We incurred total operating expenses of $21.6 million in the second quarter of 2000, an increase of $4.4 million from $17.2 million in the second quarter of 1999. Cost of sales was $3.4 million for the second quarter of 2000, up $884,000 from $2.5 million for the corresponding period in 1999. The increase in cost of sales is directly related to the corresponding increase in sales. However, cost of sales as a percentage of sales declined as sales volumes increased. Research and development expense for the second quarter of 2000 increased by $2.0 million to $9.5 million from $7.5 million for the corresponding period in 1999, as we continued our investment in a number of development programs. These include preclinical studies and manufacturing development on PA-1806, which we expect to enter Phase I clinical trials later in 2000. In addition, our program to develop the next-generation TOBI, with the goal of improving convenience and significantly shortening the time required for a treatment, is currently advancing on schedule. In July 2000, we began enrolling patients in a Phase I open-label randomized study of TOBI using a portable inhaler made by AeroGen, Inc. We expect our research and development expenses to increase over the next several quarters as our efforts in these areas progress, and as we continue our clinical trials of TOBI in cystic fibrosis and other patients. Selling, general and administrative expenses increased to $8.7 million for the second quarter of 2000 from $7.2 million for the corresponding period in 1999. This increase is primarily attributable to an increase in sales and marketing costs. We have expanded and strengthened our marketing efforts in the U.S. in order to further penetrate the cystic fibrosis market. In addition, we have made significant investments in establishing sales and marketing capabilities in Europe. We expect our selling, general and administrative expenses to increase over the next several quarters as we continue to expand TOBI's markets.

        Net Loss. We had an operating loss of $1.2 million in the second quarter of 2000, a decrease of $1.7 million from the operating loss of $2.9 million in the second quarter of 1999. This decrease in operating loss was due to improved TOBI sales in the second quarter of 2000. Including net other income (primarily income from investment securities), our net loss for the second quarter of 2000 was $742,000, compared to a net loss of $2.5 million for the second quarter of 1999. In the second quarter of 2000, net investment income decreased by $95,000 to $601,000 from $696,000 for the corresponding period in 1999. The decrease was primarily due to lower average invested cash balances. Interest expense, most of which represents the amortization of the discount on our obligation to the Cystic Fibrosis Foundation, totaled $74,000 and $183,000 in the second quarters of 2000 and 1999, respectively.

        Six Months Ended June 30, 2000 and 1999

        Revenues. Revenues in the first six months of 2000 totaled $39.9 million, including $39.6 million from TOBI sales. Revenues for the corresponding period in 1999 were $24.6 million, with $24.1 million from sales of TOBI. Significant contributors to this improvement in revenue are increased TOBI use in the U.S. by people with cystic fibrosis and other serious lung infections, as well as higher TOBI sales in international markets.

        Operating Expenses. We incurred total operating expenses of $41.9 million in the first six months of 2000, an increase of $9.1 million from $32.8 million in the first half of 1999. Cost of sales was $6.9 million for the first six months of 2000, up $2.2 million from $4.7 million for the corresponding period in 1999. The increase in cost of sales is directly related to the corresponding increase in sales. However, cost of sales as a percentage of sales declined as sales volumes increased. Research and development expense for the first six months of 2000 increased by $3.7 million to $18.0 million from $14.3 million for the first half of 1999. This increase is primarily the result of preclinical studies and manufacturing development on PA-1806 and our development of the next-generation TOBI. Selling, general and administrative expenses increased to $17.0 million for the first six months of 2000 from $13.7 million for the corresponding period in 1999. This increase is primarily attributable to the expansion of our sales and marketing efforts, both in the U.S. and internationally.

        Net Loss. We had an operating loss of $2.0 million in the first six months of 2000, a decrease of $6.2 million from the operating loss of $8.2 million in the first half of 1999. This decrease in operating loss was due to improved TOBI sales in the first six months of 2000. Including net other income (primarily income from investment securities), our net loss for the first half of 2000 was $1.1 million, compared to a net loss of $7.2 million for the first six months of 1999. In the first half of 2000, net investment income decreased by $251,000 to $1.3 million from $1.5 million for the corresponding period in 1999. The decrease was primarily due to lower average invested cash balances. Interest expense, most of which represents the amortization of the discount on our obligation to the Cystic Fibrosis Foundation, totaled $184,000 and $402,000 in the first six months of 2000 and 1999, respectively.

Liquidity and Capital Resources

        Our combined cash, cash equivalents and investment securities totaled $39.3 million at June 30, 2000, a decrease of $5.7 million from the balance of $45.0 million at December 31, 1999. We expect that these funds, in combination with expected revenues from sales of TOBI, should be sufficient to meet our operating expenses and capital requirements for the foreseeable future. In addition, we have a $10.0 million revolving line of credit from Harris Trust and Savings Bank.

        Net cash used in operating activities totaled $427,000 for the six months ended June 30, 2000, compared to $6.5 million for the six months ended June 30, 1999. We incurred a $1.1 million net loss for the six months ended June 30, 2000, compared to a net loss of $7.2 million for the corresponding period in the prior year. Significant changes in working capital components included a $2.9 million increase in accounts receivable and a $1.4 million decrease in inventories, compared to a $6.5 million decrease in accounts receivable and $5.7 million increase in inventories for the same period a year ago. Also, in the first half of 2000, we invested $2.5 million in convertible preferred stock of privately held AeroGen, Inc. AeroGen is the developer of the hand-held, portable AeroDose Inhaler, which is being developed to administer our next- generation TOBI. In addition, we made our final installment payment of $5.3 million for the rights in TOBI acquired from the Cystic Fibrosis Foundation, and realized proceeds of $2.7 million on a 15-year loan from Lloyds TSB Bank PLC. At June 30, 2000, our working capital was $55.5 million and current ratio was 7.60 to 1.

        We plan to continue our policy of investing excess funds in government securities and investment grade, interest-bearing securities, primarily those with an expected maturity of one-and-one-half years or less.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to the impact of interest rate changes and changes in the market values of our investments, in addition to changes in foreign currency exchange rates.

        Our exposure to market rate risk for changes in interest rates relates primarily to debt securities included in our investment portfolio. We do not hold any derivative financial instruments. We invest in government securities and high-quality corporate obligations. Investments in both fixed rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed rate securities may decline in fair market value due to a rise in prevailing interest rates, while floating rate securities may produce less income than expected if prevailing interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if forced to sell securities which have declined in market value due to changes in interest rates. At June 30, 2000, we owned $2.6 million in government debt instruments and $32.1 million in corporate debt securities. Our exposure to losses as a result of interest rate changes is managed through investing in securities predominantly with maturities of one-and-one-half years or less.

        Substantially all the revenue and operating expenses of our subsidiaries are denominated in local foreign currencies and translated into U.S. dollars at rates of exchange approximating those existing at the date of the transactions. Foreign currency translation primarily impacts revenue and operating expenses as a result of exchange rate fluctuations. Because our inventories are manufactured in the U.S., foreign currency fluctuations generally do not affect our cost of sales. Our foreign currency transaction risk is primarily limited to amounts receivable from our subsidiaries and distributors, which are denominated in local foreign currencies. We do not currently utilize foreign currency hedging contracts. If the U.S. dollar uniformly increases in strength by 10% in 2000 relative to the currencies in which our sales are denominated, results of operations would not be significantly impacted. New Accounting Pronouncements

        In December 1999, the United States Securities and Exchange Commission
(SEC) released Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements, which must be applied in the fourth quarter of 2000. SAB 101 provides guidance on revenue recognition and the SEC staff's views on the application of accounting principles to selected revenue recognition issues. We do not expect that the application of SAB 101 will have a material effect on our financial statements.

        In March 2000, the Financial Accounting Standards Board (FASB) issued Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation. Interpretation No. 44 clarifies the application of Accounting Principles Board Opinion No. 25 (APB 25) and is effective July 1, 2000. Interpretation No. 44 clarifies the definition of "employee" for purposes of applying APB 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. We do not expect the adoption of Interpretation No. 44 to have a material impact on our financial statements.

        In June 1998, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. In May 1999, the FASB delayed the effective date of SFAS 133 to fiscal years beginning after June 15, 2000, with interim reporting required. In June 2000, the FASB issued SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS 133, which makes minor modifications to SFAS 133. We do not expect that the application of SFAS 133 or 138 will have a material effect on our financial position or the results of operations.

                                     PART II

                                OTHER INFORMATION

Item 1   Legal Proceedings

     On February 18, 2000, the United States District Court for the Western District of Washington dismissed with prejudice all eight consolidated putative class action lawsuits that had been filed in March and April 1999 against PathoGenesis Corporation, our chief executive officer and our chief financial officer. The eight consolidated lawsuits purported to allege claims on behalf of all purchasers of PathoGenesis common stock during the period January 15, 1999 to March 22, 1999. Plaintiffs had claimed that the company and the officers violated certain provisions of the federal securities laws by making statements in early 1999 regarding the company's 1998 financial results. The court's order dismissed the consolidated cases and bars plaintiffs from filing another lawsuit on the matter. Plaintiffs have appealed the dismissal order to the United States Court of Appeals for the Ninth Circuit. We intend to defend the appeal vigorously. Although we cannot ascertain the ultimate outcome of the appeal at this time or predict with certainty the results of legal proceedings, we currently believe that the resolution of the appeal will not have a material adverse effect on our financial position or results of operations.

Item 2   Changes in Securities

         NONE

Item 3   Defaults Upon Senior Securities

         NONE

Item 4   Submission of Matters to a Vote of Security-Holders

     The annual meeting of shareholders of PathoGenesis was held on May 31, 2000. The following summarizes the votes at the meeting:



MATTER                                                                                FOR             WITHHELD
------                                                                                ---             --------


Election of Class II Directors:
    Wilbur H. Gantz                                                                13,338,459         162,510

    John L. Gordon                                                                 13,339,136         161,833

    Arthur W. Nienhuis                                                             13,338,371         162,598



                                                                   FOR             AGAINST            ABSTAIN          NON-VOTE
                                                                   ---             -------            -------          --------


Approval of an amendment to the
    Employee Stock Purchase Plan to
    increase the common stock authorized
    for issuance under that plan to 450,000 shares            13,096,916            386,654             17,399              --

Ratification of the appointment of
    KPMG LLP as independent
    accountants for 2000                                      13,470,333             18,844             11,792              --



Item 5   Other Information

     On August 13, 2000, we entered into an agreement with Chiron Corporation for Chiron to acquire all of the outstanding common stock of PathoGenesis for approximately $700 million or $38.50 per share. The transaction will be in the form of a cash tender offer, which is expected to close in the third or fourth quarter, subject to customary closing conditions including necessary regulatory approvals. The transaction has been approved by the board of directors of each company.

     On August 9, 2000, TOBI(R) (tobramycin solution for inhalation) cleared the mutual recognition process required for marketing the inhaled antibiotic in 15 additional countries in the European Union, recognizing the drug's earlier approval by United Kingdom, the reference member state of the EU. Each additional country is expected to issue a marketing authorization for TOBI during the next few months.

Item 6   Exhibits and Reports on Form 8-K

     (a) EXHIBITS


           EXHIBIT NUMBER               DESCRIPTION OF EXHIBIT



              2.1                       Agreement and Plan of Merger dated as of August
                                        13, 2000 by and among PathoGenesis Corporation,
                                        Chiron Corporation and Picard Acquisition Corp.

              4.4                       Amended and Restated PathoGenesis Corporation
                                        1997 Stock Option Plan

              4.5                       Amended and Restated PathoGenesis Corporation
                                        1999 Employee Stock Option Plan

              10.38 Agreement and Plan of merger (include in Exhibit 2.1)

              27.1                      Financial Data Schedule.



     (b) REPORTS ON FORM 8-K

     PathoGenesis filed a report on Form 8-K on June 5, 2000, announcing it had engaged advisers to assist in the company's efforts to explore strategic alternatives for enhancing shareholder value.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 14, 2000.

                                       PathoGenesis Corporation

                                       By:  /s/ Wilbur H. Gantz
                                           -------------------------
                                           Wilbur H. Gantz
                                           Chairman and Chief Executive Officer

                                       By: /s/ Alan R. Meyer
                                           --------------------------
                                           Alan R. Meyer
                                           Executive Vice President and
                                           Chief Financial Officer